EXHIBIT 99.4

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended June 30,	Year ended December 31
(millions of €)	2013	2012	2011	2010	2009	2008
Total Earnings	3,432	5,292	9,156	8,682	8,027	10,856

Income from continuing operations before income taxes, minority interests and share in equity affiliates	2,198	2,598	6,012	5,577	5,306	6,963
Distributed income of equity investees	127	504	521	472	37	99
Fixed charges	1,102	2,170	2,604	2,626	2,682	3,794
Minority interest in pre-tax income from subsidiaries that have not incurred fixed charges	4	20	19	7	2	—

Total Fixed charges	1,102	2,170	2,604	2,626	2,682	3,794

Interest expensed and capitalized	869	1,769	2,066	2,064	2,028	2,842
Amortized premiums, discounts and capitalized expenses related to indebtedness	45	70	45	53	205	176
Estimate of the interest included in the rental expense	189	332	494	509	449	776

Ratio of earnings to fixed charges	3.11x	2.44x	3.52x	3.31x	2.99x	2.86x